WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Jefferies 2014 Global Healthcare Conference

Jerusalem, May 29, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Jefferies 2014 Global Healthcare Conference. Jon Congleton, SVP & Head of Global CNS will present on Tuesday, June 3, 2014 at 9:00 AM ET.

What:	Teva Presentation at the Jefferies 2014 Global Healthcare Conference
Who:	Jon Congleton, SVP & Head of Global CNS, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, June 3, 2014

Where: www.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.